

September 7, 2011

Via E-mail
Gregory R. Blatt
Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

>   **Re: IAC/InterActiveCorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2011**
>   **File No. 000-20570**

Dear Mr. Blatt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations , page 26

Financial Position, Liquidity and Capital Resources, page 42

1. Please discuss your external sources of liquidity. See Item 303(a)(1) of Regulation S-K.

2. Please revise your analysis of operating cash flows to provide a more detailed explanation of the offsetting factors that contributed to the net change in cash flows. In addition, we note that your discussion of cash flows from investing and financing activities is essentially a recitation of the reconciling items identified on the face of

the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes that affect cash flows. Please revise to disclose the underlying reasons for material changes to better explain the variability in your cash flows. See Section IV.B.1 of Release No. 33-8350 (December 19, 2003).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

3. Please discuss your Chairman's and CEO's role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note your disclosure on page 20 that Mr. Diller and Mr. Blatt met with the Committee to discuss annual bonuses and year-end equity awards; however, it is not clear what input they provided. Disclose whether Mr. Diller or Mr. Blatt made recommendations regarding elements of compensation and discuss the extent to which the Committee determined to pay or award compensation other than as recommended. See Item 402(b)(2)(xv) of Regulation S-K.

2010 Bonuses, page 21

4. We note your disclosure that both the EBITA and share price growth performance targets were met, and the Committee then exercised its right to reduce target bonus amounts. Please disclose the following:

   - Disclose the maximum bonus award payable to each named executive officer.
   - Disclose the actual EBITA and share price performance measures achieved and explain how those performance measures grew by at least 5%.
   - Describe how EBITA was calculated, whether this measure was adjusted and, if so, explain how the adjustments were calculated.
   - Describe the factors the Committee considered in reducing the bonus amounts and explain how these amounts were determined for each of the named executive officers.

   See Item 402(b)(1)(v), Item 402(b)(2)(vi) and (ix), and Instruction 5 to Item 402(b) of Regulation S-K.

5. Please explain why you believe your annual bonus should be reported in the bonus column of the summary compensation table and not in a non-equity incentive plan compensation column. See Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 in the Compliance and Disclosure Interpretations relating to Regulation S-K, located at our website.

6. We note your disclosure that individual performance is analyzed to determine the annual bonuses. Please disclose how individual roles factored into the annual bonuses for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 42</u>

7. We note your response dated July 24, 2009 to comment 8 in our letter dated July 7, 2009 that you will "disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table are determined…in future filings." Please disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Legal Branch Chief

cc: Gregg Winiarski, General Counsel